DRAFT
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., NW
Washington, DC 20004



LAURA E. FLORES*
202.739.5684
lflores@morganlewis.com
* Admitted in Florida only


April XX, 2005


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Rydex Series Funds (The "Trust") - Post Effective Amendment No. 55
         -------------------------------------------------------------------
         (File Nos. 333-59692 and 811-07584)
         -----------------------------------

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 55, filed on February 11, 2005 for the purpose of introducing the Rydex S&P Diversified Trends Fund (the "Fund") into the Trust and incorporating disclosures regarding (i) the Trust's policies and procedures with respect to frequent purchases and redemptions of fund shares, (ii) the circumstances under which the Trust may use fair value pricing and the effects of using fair value pricing, and (iii) the Trust's policies and procedures with respect to the disclosure of portfolio holdings information. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectus and/or Statement of Additional Information (SAI).

1. COMMENT. If Rule 35d-1(2) of the Investment Company Act of 1940 (the "1940 Act") is applicable to this Fund, please include disclosure to the effect that (i) the Fund has adopted a policy to invest at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund's name, and (ii) that the Fund has either adopted such policy as a fundamental policy or has adopted a policy to provide the Fund's shareholders with at least 60 days prior notice of any change in the policy.

         RESPONSE. We are of the opinion that Rule 35d-1 is not applicable to the Fund as the Fund's name suggests an investment objective or strategy rather than a type of investment. In addition, the name is not likely to lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund's intended investments or the risk of those investments.

2. COMMENT. Please explain the meaning of "components" as referenced in the Fund's "Portfolio Investment Strategy" section on page 4 of the Prospectus.

         RESPONSE. We have included the following sentence in the first paragraph under "Principal Investment Strategy" to explain what is meant by "components."

         "The components of the underlying benchmark consist of 24 futures contracts, allocated 50% to financial futures, E.G., interest rates and foreign currencies, and 50% to physical commodities, E.G., energy and metals."

3. COMMENT. Please revise the "Portfolio Investment Strategy" and "Risk Considerations" headings on page 4 of the Prospectus to indicate that they are the principal investment strategies and risks.
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Mr. Christian T. Sandoe
April XX, 2005
Page 2


         RESPONSE. We have revised the headings as follows: "Principal Investment Strategy" and "Principal Risks."

4. COMMENT. Please include additional explanation with respect to the long/short investment strategy referenced in "Market Risk" on page 4 of the Prospectus in the "Portfolio Investment Strategy" section.

         RESPONSE. We have revised the "Principal Investment Strategy" section as follows (new language appears in bold for purposes of correspondence only):

         "The Fund will invest its assets in the components of the underlying benchmark and/or derivatives and other instruments whose performance is expected to correspond to that of the underlying benchmark. The components of the underlying benchmark consist of 24 futures contracts, allocated 50% to financial futures, E.G., interest rates and currencies, and 50% to physical commodities, E.G., energy and metals. THE 24 FUTURES CONTRACTS ARE GROUPED INTO 14 SECTORS, WHICH ARE THEN POSITIONED EITHER LONG OR SHORT BASED ON THEIR PRICES RELATIVE TO THEIR MOVING AVERAGES. The Fund intends to enter into short sales, futures, options, swaps and other similar transactions to track the Fund's underlying benchmark.

         To collateralize Fund transactions on a day-to-day basis, the Fund will hold U.S. Government securities, short-term, high quality fixed-income securities, money market instruments, overnight and fixed-term repurchase agreements, cash, and other cash equivalents with maturities of one year or less.

         On certain occasions the Fund may employ leveraging techniques to match the corresponding benchmark."

 5. COMMENT. With respect to "Tracking Error Risk," please clarify whether the Fund seeks to track its benchmark on an aggregate basis.

         RESPONSE. The Fund does not seek to track its benchmark on an aggregate basis.

6. COMMENT. Please clarify that the Fund will invest in foreign currencies in the "Portfolio Investment Strategy" section.

         RESPONSE. We have included the following sentence in the first paragraph under "Principal Investment Strategy" to clarify that the Fund will invest in financial futures, including foreign currency futures.

         "The components of the underlying benchmark consist of 24 futures contracts, allocated 50% to financial futures, E.G., interest rates and foreign currencies, and 50% to physical commodities, E.G., energy and metals."

7. COMMENT. Please clarify whether the Fund will satisfy its obligations under Release No. IC-10666.

         RESPONSE. We have confirmed with the Advisor that the Fund will comply with the asset coverage requirements set forth in Section 18(f)(1) and the applicable SEC Staff interpretations thereof.

8. COMMENT. Please revise the "Master Feeder Investment Structure" section on page 7 of the Prospectus to include language in the future tense.

         RESPONSE. We have revised the "Master Feeder Investment Structure" section accordingly.

9. COMMENT. Please revise the "Trading Halt Risk" section on page 8 of the Prospectus to reflect the risk's applicability to the Fund.

         RESPONSE. We have revised the "Trading Halt Risk" section, as follows, by deleting the fifth sentence, which referenced the impact of a trading halt on the use of leverage.

         "The Fund typically will hold short- term options and futures contracts. The major exchanges on which these contracts are traded, such as the Chicago Mercantile Exchange ("CME"), have established limits on how much an option or futures contract may decline over various time periods within a day. If an option or futures contract's price declines more than the established limits, trading on the exchange is halted on that instrument. If a trading halt occurs, the Fund

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Mr. Christian T. Sandoe
April XX, 2005
Page 3


         may temporarily be unable to purchase or sell options or futures contracts. In such an event, the Fund also may be required to use a "fair-value" method to price its outstanding contracts."

10. COMMENT. Please reference the fact that portfolio turnover risk may lower the Fund's performance in the "Portfolio Turnover Risk" section on page 9 of the Prospectus.

         RESPONSE. We have revised the "Portfolio Turnover Risk" section accordingly.

11. COMMENT. Please incorporate "negative cost of carry" risk disclosure into the "Short Sale Risk" section on page 10 of the Prospectus.

         RESPONSE. We have revised the "Short Sales Risk" section by including the following paragraph at the end of the existing disclosure:

         "For example, when a Fund short sells an interest-bearing security, such as a bond, it is obligated to pay the interest on the security it has sold. This cost is partially offset by the interest earned by the Fund on the cash generated by the short sale. To the extent that the interest rate that the Fund is obligated to pay is greater than the interest earned by the Fund on investments, the performance of the Fund will be negatively impacted. This type of short sales expense is sometimes referred to as the "negative cost of carry," and will tend to cause a Fund to lose money on a short sale even in instances where the price of the underlying security sold short does not change over the duration of the short sale."

12. COMMENT. Please clarify whether there are specific market timing risks associated with the Fund's investment strategy. If the Fund is subject to specific market timing risks, please disclose these risks in the "Active Investors and Market Timing" section on page 12 of the Prospectus.

         RESPONSE. The Rydex portfolio management department does not believe that the Fund's investment strategy makes it susceptible to any specific market timing risks.

13. COMMENT. The Fund's market timing policies and procedures appear to permit a great deal of discretion. Please disclose whether these policies and procedures will be applied uniformly. In the event that the policies and procedures will not be uniformly applied, disclose the circumstances under which restrictions will not be imposed and the risks of market timing.

         RESPONSE. We have revised the "Active Investors and Market Timing" section as follows (new language appears in bold for purposes of correspondence only):

         "Unlike most other Rydex Funds, the Rydex S&P Diversified Trends Fund is not suitable for purchase by active investors. The Fund is intended for long-term investment purposes only and discourages shareholders from engaging in "market timing" or other types of excessive short-term trading. This frequent trading into and out of the Fund may present risks to the Fund's long-term shareholders, all of which could adversely affect shareholder returns. The risks posed by frequent trading include interfering with the efficient implementation of the Fund's investment strategies, triggering the recognition of taxable gains and losses on the sale of Fund investments, requiring the Fund to maintain higher cash balances to meet redemption requests, and experiencing increased transaction costs. Consequently, the Board of Trustees has adopted policies and procedures designed to prevent frequent purchases and redemptions of shares of the Rydex S&P Diversified Trends Fund.

         Rydex will take steps reasonably designed to detect and deter frequent trading by shareholders pursuant to the Fund's policies and procedures described in this prospectus and approved by the Fund's Board of Trustees. CURRENTLY, THE FUND RESTRICTS SHAREHOLDERS TO NO MORE THAN ONE SUBSTANTIVE REDEMPTION OUT OF THE FUND (BY ANY MEANS, INCLUDING EXCHANGES) FOLLOWED BY A PURCHASE OF THE FUND (BY ANY MEANS, INCLUDING EXCHANGES) WITHIN ANY NINETY-DAY PERIOD. "SUBSTANTIVE" MEANS A DOLLAR AMOUNT THAT THE ADVISOR DETERMINES, IN IT SOLE DISCRETION, COULD ADVERSELY AFFECT MANAGEMENT OF THE FUND. THIS RESTRICTION WILL NOT APPLY TO SYSTEMATIC TRANSACTIONS, INCLUDING REBALANCING PROGRAMS, AUTOMATIC INVESTMENT PROGRAMS, AND DIVIDEND REINVESTMENT PROGRAMS BECAUSE THE TRUST REASONABLY DETERMINED THAT THESE CATEGORIES OF TRANSACTIONS DO NOT RAISE FREQUENT TRADING OR MARKET TIMING CONCERNS. The Board of Trustees have approved a redemption fee, however, to date the Fund has not implemented this

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Mr. Christian T. Sandoe
April XX, 2005
Page 4

         option nor has it chosen to impose costs or administrative fees on shareholders. IN THE EVENT THE FUND DECIDES TO IMPLEMENT THE REDEMPTION FEE, SUCH FEE WILL BE IMPOSED UNIFORMLY BY THE FUND SUBJECT TO THE LIMITATIONS DISCUSSED BELOW. For purposes of applying the Fund's policies, Rydex may consider the trading history of accounts under common ownership or control. In addition, the Fund reserves the right to reject any purchase request by any investor or group of investors for any reason without prior notice, including, in particular, if Rydex reasonably believes that the trading activity would be harmful or disruptive to the Fund.

         Although these policies are designed to deter frequent trading, none of these measures alone nor all of them taken together eliminate the possibility that frequent trading in the Fund will occur, particularly with respect to trades placed by shareholders that invest in the Fund through omnibus accounts maintained by brokers, retirement plan accounts and other financial intermediaries. The Fund's access to information about individual shareholder transactions made through such omnibus arrangements is often unavailable or severely limited. As a result, the Fund cannot assure that its policies will be enforced with regard to those Fund shares held through such omnibus arrangements (which may represent a majority of Fund shares), and as a result frequent trading could adversely affect the Fund and its long-term shareholders as discussed above."

14. COMMENT. Please disclose the calculation of NAV with respect to the NYSE schedule in accordance with Section 22 (e) and Rule 22c-1 in the "Calculating NAV" section on page 13 of the Prospectus.

         RESPONSE. The Rydex portfolio management department has confirmed that this Fund will not be impacted by the early closings of markets other than the NYSE; therefore, we have revised the "Calculating NAV" section by deleting the second sentence as follows:

         "The Fund calculates NAV once each Business Day as of the regularly scheduled close of normal trading on the NYSE (normally, 4:00 p.m., Easter Time)."

15. COMMENT. The disclosure included in the "Involuntary Redemptions" section on page 18 of the Prospectus appears to be inconsistent with the Staff's position concerning the requirement that shareholders must be given 30 days' notice prior to an involuntary redemption and Section 2(a)(32).

         RESPONSE. We believe that the Fund's disclosure under "Involuntary Redemptions" is consistent with applicable regulatory standards for two reasons. First, the policy that an investor redemption request may be treated, under the circumstances set forth in the Prospectus, as a complete redemption of an investor's account is fully disclosed in the Fund's Prospectus providing Fund shareholders with adequate notice of the policy. Second, because the complete redemption of an investor's account may only be triggered by the investor's decision to redeem an amount from their account (1) that currently has an account balance below the minimum investment amount required to be maintained or (2) that would result in the account balance declining to an amount less than the required minimum investment amount, the complete redemption is not involuntary, but the result of an investor's fully informed decision to request such a redemption.

         In response to your comment, however, we have changed the heading of this policy from "Involuntary Redemptions" to "Low Account Balances" to prevent any potential investor confusion and more appropriately describe the Fund's policy.

16. COMMENT. Conform Portfolio Turnover disclosure in the SAI as applicable to the Strategic Funds.

         RESPONSE. We have revised the first paragraph under "Portfolio Turnover" section as follows:

         "A change in the securities held by a fund is known as "portfolio turnover." In general, the Advisor manages the Fund without regard to restrictions on portfolio turnover. The use of certain derivative instruments with relatively short maturities are excluded from the calculation of portfolio turnover. Nevertheless, the use of futures contracts will ordinarily involve the payment of commissions to futures commission merchants. Because the Fund expects to use all short-term instruments, the Fund's reported portfolio turnover may be low despite relatively high portfolio activity which would involve correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. The higher the rate of portfolio turnover of the Fund, the higher these transaction costs borne by the Fund generally will be. Such sales may

Mr. Christian T. Sandoe
April XX, 2005
Page 5


         result in realization of taxable capital gains (including short-term capital gains which are generally taxed to shareholders at ordinary income tax rates)."

17. COMMENT. The Fundamental Policies section should include a fundamental policy to the effect that the Fund is permitted to invest in commodities.

         RESPONSE. We have included the following fundamental policy for the
         Fund:

         "The Fund may not purchase or sell commodities or commodities contracts or oil, gas or mineral programs. This restriction shall not prohibit the Fund, subject to restrictions described in the Prospectus and elsewhere in this SAI, from purchasing, selling or entering into futures contracts on commodities or commodity contracts, options on futures contracts on commodities or commodity contracts, foreign currency forward contracts, foreign currency options, or any interest rate, securities-related or foreign currency-related hedging instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws."

18. COMMENT. Please revise "portfolio holdings" disclosure as applicable to the Fund.

         RESPONSE. We have revised the "Portfolio Holdings" section on page 17 of the SAI as follows:

         "The Board has approved portfolio holdings disclosure policies that govern the timing and circumstances of disclosure to shareholders and third parties of information regarding the portfolio investments held by the Fund. These policies and procedures, as described below, are designed to ensure that disclosure of portfolio holdings is in the best interests of Fund shareholders, and address conflicts of interest between the interests of Fund shareholders and those of the Fund's Advisor, principal underwriter, or any affiliated person of the Fund, the Advisor, or the principal underwriter.

         Information concerning the Fund's portfolio holdings may be disclosed in the ordinary course of business and as frequently as daily, but no earlier than one business day following the date of the information, to
         (i) certain personnel of those service providers that are involved in portfolio management and providing administrative, operational, risk management, or other support to portfolio management, including affiliated broker-dealers, and (ii) other personnel of the Advisor and other service providers, such as the Funds' administrator, custodian and fund accountant, who deal directly with, or assist in, functions related to investment management, administration, custody and fund accounting, as may be necessary to conduct business in the ordinary course in a manner consistent with agreements with the Fund and/or the terms of the Fund's current registration statement. As of April 1, 2005, the Fund had not yet commenced operations and therefore, did not disclose portfolio holdings information to any individual or entity.

         The Fund's Chief Compliance Officer, or his or her designee, may also grant exceptions to permit additional disclosure of Fund portfolio holdings information at differing times and with different lag times (the period from the date of the information to the date the information is made available) in instances where the Fund has legitimate business purposes for doing so, it is in the best interests of shareholders, and the recipients are subject to a duty of confidentiality, including a duty not to trade on the nonpublic information and are required to execute an agreement to that effect. The Board will be informed of any such disclosures at its next regularly scheduled meeting or as soon as is reasonably practicable thereafter. In no event shall the Fund, the Advisor, or any other party receive any direct or indirect compensation in connection with the disclosure of information about the Fund's portfolio holdings.

         In addition to the permitted disclosures described above, the Fund must disclose its complete holdings quarterly within 60 days of the end of each fiscal quarter in the Annual Report and Semi-Annual Report to Fund shareholders and in the quarterly holdings report on Form N-Q. These reports are available, free of charge, on the EDGAR database on the SEC's web site at www.sec.gov."

19. COMMENT. Please clearly identify which Trustees are interested members of the Board of Trustees on page 20 of the SAI.

         RESPONSE. We have included headings in the "Management of the Trust - Members of the Board" section on page 20 of the SAI indicating which Trustees are interested and which are independent.

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Mr. Christian T. Sandoe
April XX, 2005
Page 6


20. COMMENT. Please provide more specific disclosure with regard to the information the Board of Trustees considered and their findings prior to their approval of the investment advisory agreement.

         RESPONSE. We have revised the fourth paragraph of the "Board Considerations in Approving the Advisory Agreement" section located on page 22 of the SAI as follows:

         "Based on the Board's deliberations and its evaluation of the information described above, the Board, including all of the independent trustees, agreed that the Advisor had provided high quality services to the Rydex family of Funds in respect to such matters as managing the Funds' portfolios in a manner consistent with the Funds' respective investment objectives, as well as providing transfer agency services, fund accounting services and other services to Fund investors in a manner that meets the needs of investors. In addition, the Board found that the fees charged by the Advisor for the services to be provided to the Fund were reasonable in light of the costs of the services, the profitability of the Advisor, and the fees charged by advisers to other comparable funds. As a result of these findings, the Board unanimously: (a) concluded that terms of the investment advisory agreement are fair and reasonable; (b) concluded that the Advisor's fees are reasonable in light of the services that the Advisor provides to the Trust; and (c) agreed to approve the investment advisory agreement for the Fund."

21. COMMENT. The information included under the "Fund Shares Owned by Board Members" section should reflect only the Fund included in the Prospectus and SAI, the S&P Diversified Trends Fund.

         RESPONSE. The "Fund Shares Owned by Board Members" section on page 23 of the SAI has been revised accordingly.

22. COMMENT. Please include Carl G. Verboncoeur, as an interested member of the Board of Trustees, under the "Board Compensation" section.

         RESPONSE. We have added Carl G. Verboncoeur in the "Board Compensation" section located on page 23 of the SAI accordingly.

                                       ***

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John M. Ford at 202.739.5856 or me at 202.739.5684.


Sincerely,

Laura E. Flores

c:  John M. Ford, Esq.
    Joanna Haigney

Mr. Sandoe,

Attached, per your request, are draft letters summarizing your comments and our responses to those comments with respect to the following registration statements:

1) Rydex Series Funds - PEA #55 - Rydex S&P Diversified Trends Fund
2) Rydex ETF Trust - PEA #3 - Rydex Russell Top 50 ETF
3) Rydex Dynamic Funds - PEA #9

If you have any additional comments or concerns, please do not hesitate to contact me at 202.739.5684 prior to the close of business on Thursday, April 28, so that we may file the registrants' final registration materials on Friday, April 29.


Thank you,

Laura

Laura E. Flores*
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Direct: 202.739.5684
Main: 202.739.3000
Fax: 202.739.3001
lflores@morganlewis.com
www.morganlewis.com
*Admitted in Florida only

Attachment Deleted
Rydex Series Funds S&P Diversified Trends Fund Draft Response.DOC


Attachment Deleted
Rydex ETF Trust Russell Top 50 ETF Draft Response.DOC


Attachment Deleted
Rydex Dynamic Funds Draft Response.DOC